Exhibit 2.1

(English Translation for Reference Only*)

MERGER AGREEMENT

THIS MERGER AGREEMENT (“Agreement”) is made between:

(1)	Integrated Silicon Solution (Taiwan), Inc. (“ISSI Taiwan”); and

(2)	Integrated Circuit Solution Inc. (“ICSI”)

WHEREAS, ISSI Taiwan and ICSI are companies incorporated under the laws of the Republic of China (“ROC”), and whereas after discussions and negotiations between the said parties, the boards of directors of ISSI Taiwan and ICSI each have resolved that ICSI will merge with ISSI Taiwan, with ISSI Taiwan being the surviving company and that cash is the consideration for the merger (the “Merger”);

NOW, THEREFORE, ISSI Taiwan and ICSI hereby agree as follows:

1.	The parties agree that the Merger is a merger by absorption and uses cash as the consideration for the Merger in accordance with Clause 2 hereof. ISSI Taiwan will be the surviving company after the Merger (the “Surviving Company”) and ICSI will be the dissolving company (the “Dissolving Company”). ICSI will be dissolved after the Merger. The name of the company that survives after the Merger will be same as that of ISSI Taiwan. The address of the head office of the company that survives after the Merger will be same as that of the head office of ICSI. The operation area of the company that survives after the Merger will be Taiwan and any other regions permitted by law. The articles of incorporation of the company that survives after the Merger will be the current Articles of Incorporation of ISSI Taiwan but ISSI Taiwan may modify its Articles of Incorporation at any time as it deems necessary.

2.	The parties agree that after obtaining all the Authorities’ Approvals (as defined in Clause 7 hereof) for the Merger required by law, the consideration for the Merger is NT$13.75 per ICSI’s share (“Cash Consideration”) payable by ISSI Taiwan in accordance with the record of ICSI’s shareholders’ roster on the record day of the Merger, except for the shares held by ISSI Taiwan in ICSI and the shares held by ICSI in itself (including but not limited to its treasury shares and shares purchased back by ICSI in accordance with Clause 10 hereof), which shall be canceled without any consideration on the record day of the Merger. ISSI Taiwan shall pay the Cash Consideration to ICSI’s shareholders according to the shareholding of each shareholder and cancel the shares submitted on the record day of the Merger by ICSI’s shareholders for the Cash Consideration. ISSI Taiwan will not issue new shares to ICSI’s shareholders. ISSI Taiwan shall pay any fraction of one share proportional to the percentage of the Cash Consideration. ISSI Taiwan shall send by registered mail crossed checks (with prohibition of endorsement and transfer) to the corresponding address of each of ICSI’s shareholders registered by

*	The English version of this Agreement is a translation and for reference only. The Chinese version of this Agreement shall be the only binding version governing the parties.

ICSI’s shareholders with their corresponding brokers in relation to the book-entry account for central deposit of securities. The issuance date of the checks shall be the record day of the Merger. The amount of the checks shall be the balance of the Cash Consideration calculated in accordance with this Clause after deduction of postage (subject to the then valid postal rate); provided that if the balance is less than NT$1, ISSI Taiwan will not be obligated to pay such amount. ISSI Taiwan may also electronically wire the Cash Consideration to the bank accounts registered by ICSI’s shareholders with their corresponding brokers in relation to the book-entry account for central deposit of securities. The record day of the Merger will be the day for remittance of the Cash Consideration. The amount of the remittance shall be the balance of the Cash Consideration calculated in accordance with this Clause after deduction of remittance fees (subject to the then valid remittance fee schedule); provided that if the balance is less than NT$1, ISSI Taiwan will not pay for such amount. If there are any events that cause ISSI Taiwan to be unable to pay the Cash Consideration to ICSI’s shareholders, ISSI Taiwan may deposit such Cash Consideration with the court in accordance with applicable law or make other arrangements in accordance with applicable law based on its reasonable judgment.

3.	At the execution of this Agreement, ISSI Taiwan’s registered capital is NT$200,000,000, divided into 20,000,000 common shares, and its paid-in capital is NT$200,000,000, divided into 20,000,000 common shares of par value of NT$10 each. ICSI’s registered capital is NT$3,800,000,000, divided into 380,000,000 common shares and its paid-in capital is NT$2,260,747,310, divided into 226,074,731 common shares of par value of NT$10 each. After the Merger, the Surviving Company’s estimated paid-in capital will be NT$2,400,000,000, divided into 240,000,000 common shares of par value of NT$10 each. However, ISSI Taiwan is entitled to increase its registered and paid-in capital before the record day of the Merger. The paid-in capital of the company that survives the Merger shall be identical with that of ISSI Taiwan.

4.	If any of the following events occur to ICSI during the period from the execution of this Agreement to the record day of the Merger as so to necessitate an adjustment to the Cash Consideration, the parties hereby authorize their respective boards of directors or (in the case of a single-shareholder company) the boards of directors of the parties acting on behalf of the shareholders of the parties, to determine whether and how to adjust the Cash Consideration based on the negotiation of the parties:

(a)	ICSI, after obtaining ISSI Taiwan’s prior written consent, issues any securities (including but not limited to new shares for cash, employee stock options, convertible bonds, stock dividends, bonds with warrants, preferred shares with warrants, depositary receipts, options, warrants or any other securities or rights to purchase equities of ICSI), distributes employee bonuses, cash dividends, buys back its own shares or conducts any acts which may affect its cash flow, shareholders’ equity rights, financial structure and number of issued shares or any portion of them;

(b)	Any material disaster, material technical change or other event which affects the shareholders equity rights or price of stocks of ICSI occurs to ICSI;

(c)	Any disposal by ICSI of any of its material assets which may affect its financial condition and business; and

(d)	Any event which may have a material adverse effect on ICSI’s business, operation results or financial condition.

5.	ICSI hereby represents and warrants to ISSI Taiwan that as of the execution date of this Agreement and as of the record day of the Merger hereof:

(a)	ICSI has been duly authorized and has full power and capacity to execute this Agreement and to perform its obligations hereunder. This Agreement has been duly executed by ICSI and constitutes a legal, valid and binding obligation of ICSI enforceable in accordance with its terms.

(b)	Neither the execution of this Agreement nor the performance of this Agreement by ICSI (X) results in any breach or violation of (i) the articles of incorporation of ICSI, or (ii) any relevant law and regulation in effect or any court order, judgment, arbitral award, administrative measures or any other document with similar effect by which ICSI is bound, or (Y) constitutes a material breach of any agreement, negotiation, representation, commitment, warranty, guaranty, engagement, or other obligation to which ICSI is a party or by which ICSI is bound.

(c)	ICSI is a company limited by shares, duly organized and validly existing under the laws of the ROC, and has obtained all licenses, approvals, permits, and other certificates necessary for the conduct of its business. Unless otherwise provided in this Agreement, the execution and performance of this Agreement by ICSI do not require any approval or consent of the government authorities or any third parties.

(d)	Any and all statements, written documents, certificates, materials, schedules, reports, and any other information and data provided by ICSI to ISSI Taiwan are true, accurate, and complete, and without any mistake, fault, or omission.

(e)	Unless otherwise disclosed in the financial statements audited or reviewed by accountants or the footnotes thereof, there are no outstanding options, warrants, pre-emptive rights, subscription rights, conversion rights or other similar rights obligating ICSI to deliver or sell any common shares of ICSI, and there are no other agreements, arrangements, or commitments of similar effect as the above of ICSI. ICSI has no obligation to repurchase, redeem, and otherwise acquire any common share of ICSI. Unless otherwise provided in this Agreement, there are no agreements with respect to voting rights, voting trusts or any other contracts, agreements, or consensus to which ICSI is a party with respect to the arrangement of voting right.

(f)	All financial statements provided by ICSI to ISSI Taiwan fairly express ICSI’s financial condition and operation result as of the date of the financial statement and for the relevant periods in accordance with the Commercial Accounting Act and Taiwanese General Accepted Accounting Principles,

and the contents and other financial information in the financial statements are accurate and true. There are no any false statements, omissions or misleading statements in the financial statements. Unless otherwise disclosed to ISSI Taiwan in writing, as of the date of the relevant financial statements, ICSI has no material debts (direct and indirect) which have not been disclosed in such financial statements or their notes. From the date of such financial statements to the date of this Agreement or the record day of the Merger, no material adverse changes have occurred or will occur to the financial, business, and operation status of ICSI. Save the obligations (i) which shall be performed in accordance with this Agreement or the Merger, (ii) disclosed in the financial statements, or (iii) resulted from daily operations and not prohibited by this Agreement, there are no material obligations of ICSI that ICSI has not disclosed to ISSI Taiwan which would affect the evaluation of Cash Consideration or the proceeding of this Merger by ISSI Taiwan.

(g)	Unless otherwise disclosed in the financial statements or provided in this Agreement, ICSI shall not do any of the following:

(i)	make any material adverse change to its business, finance, operation, and property;

(ii)	resolve to issue new shares, distribute dividends in the form of cash, distribute dividends in the form of shares, distribute employee bonuses, issue employee stock options, convertible bonds, bonds with warrants, preferred shares with warrants, depositary receipts, entitlement certificates, warrants or any other securities to acquire stocks of ICSI, purchase, repurchase, or redeem any issued securities by itself or through any other persons or conduct capital reduction;

(iii)	sell or transfer its property or create any security on its property, except for the security which has existed at the time of the execution of this Agreement or which is resulted form normal operation;

(iv)	increase salaries, welfares, bonuses, insurance, compensations, or other benefits of its employees;

(v)	change any accounting policy, practice, or principle, unless required by laws and regulations; and

(vi)	suffer any loss or damage which would have a material adverse effect on its business, finance, operation, or property.

(h)	ICSI has filed all tax returns required to be filed by law within the statutory period and paid in full within the prescribed period. There is no delay of filing tax returns, under-reporting, non-collection, under-collection, tax evasion or any other events which constitute a violation of relevant tax laws, regulations, orders or rulings. ICSI has established and prepared all accounting books and tax-filing records pursuant to laws and regulations. ICSI has not requested to defer the filing of tax return or payment of taxes.

ICSI has not entered into any tax related agreement with tax authorities and has not received any letter or notice from tax authorities which would have a material adverse effect on its business, finance, operation, and property.

(i)	ICSI has lawful ownership or the right of rent on the assets listed in the financial statements of ICSI and unless otherwise disclosed in the financial statements, the use, revenue, and disposal of the assets by ICSI are not limited or restricted.

(j)	ICSI has lawful right of trademark for its business, and ICSI has lawful right to use or own the intellectual property and computer software necessary for its business. To the knowledge of ICSI, ICSI has not infringed any others’ trademarks or intellectual property, and has not received any notice from other persons of or has not been accused of any infringement of others’ trademark or intellectual property which would have a material adverse effect on ICSI’s business, finance, or stockholders’ equity.

(k)	All insurance contracts of ICSI of which the insurance amounts exceed NT$10,000,000 are in full force and effect. All payable premiums under insurance contracts have been paid in full. ICSI complies with all provisions of insurance contracts, and no events which lead to termination of insurance contracts or increase of the premium of each insurance contract have occurred.

(l)	Unless otherwise disclosed in the financial statements audited or reviewed by the accountants or the footnotes thereof, there are no litigious, non-litigious, or administrative procedures pending or to the knowledge of ICSI, threatened the results of which would result in the dissolution of ICSI or change of its organization, capital, business project, financial status or have a material adverse effect on its business, finance, or stockholders’ equity.

(m)	Unless otherwise disclosed in the financial statements audited or reviewed by the accountants or the footnotes thereof, ICSI has not entered into any transactions with its directors, supervisors, managers, employees, or related persons as defined in the Statement of Financial Accounting Standards No. 6, except for those resulted from normal operation and within an arm-length basis. ICSI or its directors, supervisors, managers, or employees have not given or agreed to give its clients or government officers any presents, money or other similar interests which constitutes a violation of laws and regulations in order to obtain unfair advantages, and have not made any illegal political donation.

(n)	Unless otherwise disclosed in the financial statements audited or reviewed by accountants or the footnotes thereof, there have not been any labor disputes or sanctions inflicted by labor administration due to violation of relevant labor laws and regulations, or any strikes or stoppages against ICSI. ICSI has not entered into any collective bargaining agreements or reached any other contracts with a labor union, and is not obligated to negotiate with a labor union to enter into any collective bargaining agreement or contracts. Unless otherwise provided in this Agreement, the performance of this Agreement by ICSI will not increase the payments and welfare of employees provided by ICSI.

(o)	All derivatives owned by ICSI and derivative transactions which have been entered into or are ongoing comply with relevant laws and regulations and the internal rules of ICSI.

(p)	There are no material false events, material breach of laws or regulations, loss of credit, or any other material event which would affect continuous operation and shareholders’ equity of ICSI.

5-1.	ISSI Taiwan hereby represents and warrants to ICSI that as of the execution date of this Agreement and as of the record day of the Merger hereof:

(a)	ISSI Taiwan has been duly authorized and has full power and capacity to execute this Agreement and perform its obligations hereunder. This Agreement has been duly executed by ISSI Taiwan and constitutes a legal, valid and binding obligation of ISSI Taiwan enforceable in accordance with its terms.

(b)	Neither the execution of this Agreement nor the performance of this Agreement by ISSI Taiwan (X) results in any breach or violation of (i) the articles of incorporation of ISSI Taiwan, or (ii) any relevant law and regulation in effect or any court order, judgment, arbitral award, administrative measures or any other document with similar effect by which ISSI Taiwan is bound, or (Y) constitutes a material breach of any agreement, negotiation, representation, commitment, warranty, guaranty, engagement, or other obligation to which ISSI Taiwan is a party or by which ISSI Taiwan is bound.

(c)	ISSI Taiwan is a company limited by shares, duly organized and validly existing under the laws of the ROC, and has obtained all licenses, approvals, permits, and other certificates necessary for the conduct of its business. Unless otherwise provided in this Agreement, the execution and performance of this Agreement by ISSI Taiwan do not require any approval or consent of the government authorities or any third parties.

(d)	Any and all statements, written documents, certificates, materials, schedules, reports, and any other information and data provided by ISSI Taiwan to ICSI are true, accurate, and complete, and without any mistake, fault, or omission.

6.	After the execution of this Agreement, unless otherwise (i) agreed by ISSI Taiwan in writing in advance, (ii) resolved by ICSI’s board of directors prior to the execution of this Agreement, (iii) provided by laws and regulations, or (iv) performed in order to comply with this Agreement, ICSI shall not do any of the following before the record day of the Merger:

(a)	issue securities, including but not limited to new shares for cash, stock dividends, employee stock bonuses, employee stock options, convertible bonds, stock dividends, bonds with warrants, preferred shares with warrants, depositary receipts, options, warrants or any other securities or rights to purchase equities of ICSI;

(b)	distribute cash dividends;

(c)	purchase, repurchase or redeem, by itself or through its affiliates, any securities issued by it except for the purchase of the dissident shareholders’ shares in accordance with Clause 10 of this Agreement, reduce capital or apply for reorganization;

(d)	dispose of its principal assets or do anything which has a material effect on its financial condition or business;

(e)	enter into any agreements which have material effects on its rights and interests or make any material commitments;

(f)	make any material capital expenditure or lend money to its shareholders or third parties or increase new credit facilities or the amounts of the original credit lines;

(g)	enter into, amend or terminate any contract for lease of its business in whole, or for entrusted businesses, or for regular joint operations with others, transfer the whole or any essential part of its business or assets, or accept the transfer of another’s whole business or assets;

(h)	unless otherwise provided in this Agreement, contact, discuss or negotiate merger, share exchange, assets transfer, strategic alliance, mandated management, joint venture with any domestic or foreign enterprises or companies, invest in any company or non-profit organization, enter into any letter of intent or memorandum in connection with the above, or do any other similar acts which are not in its business scope;

(i)	waive, give up, abandon or not claim any existing and valid rights or interests, or reconcile with any third parties or do anything which is not beneficial to ICSI;

(j)	engage or dismiss any director, supervisor, or manager or make any material changes to its personnel, including the employment, layoff, or transfer of employees; or

(k)	permit any material adverse change to ICSI’s principal business, management, personnel structure, financial conditions or other principal assets.

7.	The parties shall fulfill all the obligations provided in this Agreement, and shall cooperate with each other to take any and all necessary or proper steps or procedures required by relevant administrative authorities or agencies in order to implement this Agreement and consume this Agreement, including but not limited to serve a notice to creditors and make a public announcement and a notification to ICSI’s employees retained by ISSI Taiwan, apply to the Hsinchu Science Park for permission to merge, apply to the GreTai Securities Market (“GTSM”) for delisting of ICSI’s common shares and apply to the Securities and Futures Bureau for the privatization of ICSI (to the extent that such permissions or approvals from relevant authorities or agencies are necessary, hereinafter referred to as the “Authorities’ Approvals”). The parties hereby authorize their respective boards of directors to handle the above notification, announcement and applications.

8.	After this Agreement is approved by the parties’ respective shareholders meetings and becomes effective, ICSI shall continue operating its business (including operations, financial and personnel affairs) in a professional and efficient manner and in accordance with relevant laws, regulations, articles of incorporation and internal rules. In order to facilitate the integration of all the parties’ businesses and finances, ICSI agrees that ISSI Taiwan may send its staff to participate in ICSI’s daily operations from the date this Agreement becomes effective.

9.	This Agreement shall become effective upon approval by the parties’ shareholders (or by the boards of directors on behalf of the shareholders meetings in the case of a single-shareholder company). The parties agree that if the parties do not obtain the necessary Authorities’ Approvals for this Merger pursuant to the law within the period stipulated in Clause 12 hereof (including any extension period), this Agreement will become invalid retroactively.

10.	The parties agree that if any shareholder of one of the parties expresses its dissent to relevant items of the Merger or this Agreement in accordance with the Merger and Acquisition Law and the Company Law and requests the relevant party to purchase its shares, such party shall purchase the shares held by such dissident shareholder based on a fair price of the common shares of the party. ICSI’s dissident shareholders will not have any rights to the Cash Consideration after the transfer of their shares to ICSI.

11.	If either party intends to merge with a third party which is agreed by the other party, all procedures and acts completed by the parties in accordance with applicable law (such as shareholders meetings and board meetings to approve the merger and the execution of the merger agreement) shall be done again by all parties to the merger. All parties to the merger shall re-execute a merger agreement in relation to relevant matters of the merger.

12.	The parties hereby authorize their respective boards of directors to negotiate and handle matters in relation to the execution progress of the Merger, estimated schedule for completion of the Merger, the record day of the Merger, and scheduled dates for convening board meeting or shareholders meeting in accordance with applicable law in case the Merger is delayed for completion. The Merger shall be completed within nine months after the effective date of this Agreement at the latest. If no governmental approval is obtained at the end of nine months after the effective date of this Agreement, the above period shall be extended to the time of obtaining the relevant governmental approval(s) unless the parties agree to terminate this Agreement in accordance with Clause 9 hereof.

13.	After the parties’ shareholders approve the Merger, unless otherwise provided by laws or regulations (including but not limited to the regulations of the GTSM), the parties shall notify their respective creditors and make a public announcement of the contents of the resolution approving the Merger by the shareholders meetings and the items required to be incorporated in a merger agreement within two days after the shareholders meetings. The notices to the creditors of the parties and the public announcement shall stipulate a certain period of not less than 30 days for the creditors of the parties to submit their dissent in writing that the Merger will damage their rights or interests within the stipulated period. Either party shall (i) pay, (ii) provide enough collateral for, (iii) establish a trust specially for the purpose of payment for, or (iv) prove that the Merger does not compromise the right of, its creditors who submit their dissent within the stipulated period in accordance with the Merger and Acquisition Law; otherwise the parties cannot claim the Merger against those creditors.

14.	On and after the record day of the Merger, all funds and debts registered on ICSI’s accounting books and all of its rights and obligations valid until the record day shall be generally assumed by ISSI Taiwan.

15.	ICSI’s issued, outstanding but immature convertible bonds and issued, outstanding but unexercised employee stock options should be dealt with in accordance with the issuing plans of the convertible bonds and the employee stock options in place, if such issuing plans already provide the way as to how to deal with a merger in which ICSI is the dissolving entity. Only if the issuing plans of the convertible bonds and the employee stock options do not provide any provisions in relation to a merger in which ICSI is the dissolving entity, shall ICSI, prior to the record day of the Merger, (i) negotiate with the trustee of the convertible bonds and/or the bondholders and any employee with employee stock options and reach an agreement on, the conditions for having ISSI Taiwan assume all convertible bonds and employee stock options responsibilities; (ii) or to the extent permitted under the laws and regulations, fix a reasonable period and notify the bondholders and the employees holding employee stock options to exercise their conversion rights or options within such period. Any convertible bonds or employee stock options not exercised within the designated period will be cancelled and all relevant agreements in relation to the convertible bonds and issuing plans of the employee stock options will be terminated on the record day of the Merger; (iii) or handle this matter in accordance with other methods permitted by laws.

16.	Either party hereof shall keep confidential the content of this Agreement and any information related to this Merger and the other party obtained from the execution and performance of this Agreement and unless otherwise agreed in writing in advance by the other party, either party shall not disclose any of the above information to a third party, except for the information that:

(a)	is already publicly available at the time of its disclosure or becomes generally available to the public other than as a result of a disclosure by the disclosing party;

(b)	is disclosed to the directors, officers or employees participating in the Merger who need to know such information for the purpose of handling the Merger and have signed the confidentiality agreements, or is disclosed to professional counsels who need to know such information for the purpose of evaluating the Merger (directors, officers, employees and counsels collectively referred to as the “Representative”);

(c)	is already or becomes in one party’s or its Representative’s legal possession or acknowledgement at the time of disclosure by one party to the other party according to either parties’ and their Representative’s written record, provided that such information is not known by such party or its Representatives to be subject to another confidentiality agreement, or is or has been independently developed by such party;

(d)	is disclosed in accordance with all applicable laws and regulations (domestic and foreign) by public notice, filing, or any other method, provided the disclosing party shall notify the other party in writing prior to any disclosure; or

(e)	is disclosed for the purpose of exercising or protecting any rights related to this Agreement, provided the disclosing party shall notify the other party in writing prior to any disclosure.

The confidentiality obligation provided in this clause shall remain applicable within 5 years after the execution of this Agreement or 5 years after the termination of this Agreement (whichever the earliest).

17.	If the Merger is not completed for reasons not attributable to either party of this Agreement (including but not limited to situations uncontrollable by either parties, such as the adjournment of the shareholders meeting which was convened to approve this Agreement, due to resulting from being unable to satisfy the legal quorum; the disapproval by the shareholders meeting of this Agreement; or the failure to obtain the necessary Authorities Approval), all fees and expenses incurred from the execution or performance of this Agreement shall be borne by the parties respectively for the portion incurred by them. Relevant taxes in relation to the Merger shall be born by the party who is obligated to make payments in accordance with law. Unless otherwise provided in this Agreement or agreed by the parties hereof, if the Merger is not completed for reasons attributable to one party of this Agreement, all legal fees (including but not limited to fees payable to lawyers), fees related to drafting and modifying this Agreement as well as any fees related to the Merger incurred prior to the execution of this Agreement and during the term of this Agreement, shall be the sole responsibility of the party whom the incompletion of the Merger is attributable to.

18.	If any party breaches this Agreement and fails to rectify such default within 30 days after the other party’s notification or commits a material default causing the other party’s losses or damage, the defaulting party shall indemnify any and all fees, expenses, losses or damage incurred to the other party (including but not limited to the legal fees and fees paid to accountants because of the Merger). The parties agree that when performing this Agreement, if any party suffers any losses or damage (including but not limited to third parties’ claims) due to reasons attributable to the other party, the party who is attributable shall indemnify the other party for such losses and damage.

19.	If any of the provisions contained in this Agreement is or shall become invalid, illegal or unenforceable in any respect under any applicable law, only the concerned provision will be invalid, illegal or unenforceable. The validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The parties hereby authorize their respective chairmen or its designee to negotiate and provide other provision(s) to replace the provision(s) which is invalid, illegal or unenforceable within the extent permitted by law.

20.	The parties agree that if any provision of this Agreement is required to be modified in accordance with the law, orders, explanation or approval of relevant authorities, the parties shall handle such matter in accordance with the law, orders, explanation or approval of relevant authorities, or authorize their respective boards of directors to handle such matter, including but not limited to modifying this Agreement whenever it is necessary.

21.	This Agreement shall be governed and construed in accordance with the laws of the ROC. Anything not contained in this Agreement shall be handled in accordance with the Company Law, Securities Exchange Law, Merger and Acquisition Law and other relevant laws or regulations. Anything not provided in the above laws and regulations will be handled according to the agreement negotiated between the parties.

The parties hereby irrevocably submit to the non-exclusive jurisdiction of Taiwan Taipei District Court in the first instance in any legal action or proceeding with respect to any of the obligations arising from or relating to this Agreement.

22.	This Agreement shall have two original copies and each party holds one original copy.

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IN WITNESS HEREOF, the parties have executed this Agreement or caused this Agreement to be executed by their respective authorized representatives as of this date.

Integrated Silicon Solution (Taiwan), Inc.	Integrated Circuit Solution, Inc.

By:	By:

Name: Shueh-Mien Lee	Name: C.S. Hsiao
Title: CEO	Title: Supervisor